Exhibit 99.2

Northcore Technologies Inc.
Consolidated Balance Sheet
(expressed in thousands of Canadian dollars)
(Canadian GAAP, Unaudited)

	March 31,	March 31,	December 31,
	2008	2008	2007
	(unaudited)	(unaudited)	(audited)
		(in US$)

		translated
		into US$ at
		Cdn$ 1.0275
		for
		convenience

Cash	$ 579	$ 564	$ 478
Other current assets	133	129	157
Other assets	43	42	52
Total assets	$ 755	$ 735	$ 687

Accounts payable and accrued liabilities	$ 693	$ 674	$ 577
Deferred revenue	130	126	52
Current portion of long term debts	354	345	378
Non-current portion of long term debts	1,437	1,399	1,280
Shareholders' deficiency	(1,859)	(1,809)	(1,600)
Total liabilities and shareholders' deficiency	$ 755	$ 735	$ 687

Northcore Technologies Inc.
Consolidated Statement of Operations and Comprehensive Income
(expressed in thousands of Canadian dollars, except per share amounts)
(Canadian GAAP, Unaudited)

	Three Months Ended
	March 31,
	2008	2008	2007

		translated
		into US$ at
		Cdn$ 1.0275
		for
		convenience

Revenue	$ 157	$ 153	$ 322

General and administrative	443	431	447
Customer service and technology	178	173	172
Sales and marketing	62	60	71
Employee stock options	10	10	7
Depreciation and amortization	9	9	9
Total operating expenses	702	683	706

Loss from operations before the under-noted	(545)	(530)	(384)

Interest expense:
Cash interest expense	69	67	64
Accretion of secured subordinated notes	78	76	103
Interest income	-	-	(1)
	147	143	166

Net loss and comprehensive loss for the period	$ (692)	$ (673)	$ (550)

Loss per share, basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding basic and diluted (000's)	108,508	108,508	83,834